Date    22nd November 2000
Number  109/00

BHP'S UK KEITH OIL FIELD BEGINS PRODUCTION

BHP Limited (BHP) today announced production had begun from the Keith oil field located north east of Aberdeen in UK North Sea block 9/8a.
The sub-sea development was finished on schedule less than a year after the project gained government approval and was completed to budget with no major safety incidents.
The development is driven by BHP's strategy to deliver value enhancements from existing and new assets by exploiting near field potential.
The Keith field was developed by re-using a suspended appraisal well, 9/8a-14, which was tied back seven kilometres to the Bruce Western Area Development
(WAD), and through this to the main Bruce production facility.
This single well will access around 15 million barrels of oil equivalent (mmboe) of proved and probable reserves (4.8 mmboe net to BHP) for a total capital expenditure of approximately A$62 million (A$19 million net BHP). Initial daily production is approximately 15,000 barrels of oil and 15 million standard cubic feet of gas, with the average rate during the first year expected to be about 8,000 barrels per day.
Further development of this geologically complex field will be assessed following the acquisition of technical data during production. Future phases, if justified, offer the potential for significant additional volumes of hydrocarbons.
Keith is located 320 kilometres north east of Aberdeen and lies close to the BP-operated Bruce field, in which BHP Petroleum has 16 per cent equity.
BHP holds a 31.83 per cent operated interest in the Keith field with its partners in UK North Sea block 9/8a; BP Exploration (34.83%), TotalFinaElf (25%) and Marubeni Oil and Gas (UK) (8.33%).

Further information can be found on our internet site: http://www.bhp.com

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